960 Stewart Drive
Sunnyvale, CA  94085
www.shoretel.com
800.425.9385

Via EDGAR
United States Security and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:  Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Larry Spirgel, Assistant Director

Re:              ShoreTel, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 12, 2013
File No. 001-33506

Ladies and Gentlemen:

We are writing in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on March 25, 2014.  ShoreTel, Inc. (the “Company”) is providing responses to the comments as set forth below.

Financial Statements

Premise revenues, page 59

1.	We note that on occasion you sell directly to your larger enterprise customers and that some of these direct sales are “channel partner-assisted”. We note also that you offset compensation paid to those channel partners against your revenues from these direct sales. Please explain how you accounted for these transactions and tell us the following:

•	Quantify the revenues earned from “channel partner-assisted” direct sales and the offsetting amounts recorded for channel partner compensation recognized in each reporting period,

•	Describe the typical goods and services provided by you to your direct sale customers,

•	Describe the service provided to you by these channel partners and the typical goods and services they provide under these arrangements to your direct sale customers,

•	Describe the pertinent contractual terms between the parties, and

•	Explain to us your consideration of the applicability of the gross-vs.-net accounting guidance provided in ASC 605-45-45.

The Company respectfully advises the Staff that such “channel partner-assisted” sales have historically been rare and infrequent in occurrence. Compensation paid to these channel partners recorded as contra revenue for the years ended June 30, 2013, 2012 and 2011 were approximately $93,000, $215,000 and $77,000, respectively, which represented less than 0.1% of total revenues for each period presented.

As it is the Company’s primary business model to sell its products through its network of certified resellers (also referred to as “channel partners”).  On occasion, channel partners identify a prospective end customer that wishes to make purchases of products greater than the channel partner’s current credit limits with the Company at that time. In these situations, the Company assists the sales process for the product portion of the solution sale by taking the order directly from the end customer for the related equipment and software after performing all relevant credit checks with the end customer.  While the end customer will purchase the equipment and software from the Company directly, it is done so based upon a pre-negotiated price between the end customer and the channel partner.  In such cases, the Company does not have the ability to influence the end customer price, if the overall pricing is within specified pricing discounts the channel partner would have been entitled to receive based on their established discount rate with the Company when purchasing such products from the Company.  Thus, the channel partner receives compensation that is equal to the gross margin they would have otherwise received if they had sold the products directly to the end customer. The compensation paid to the channel partners is recorded as contra revenue in the period of the sale.

While the Company will provide its products to the end customer as part of the transaction, the channel partner generally provides all other requisite services to the end customer that are not dependent upon the Company.  These services include installation of the product, training and first line post contract support and maintenance.  As a business practice, such channel partner-assisted sales transactions occur very infrequently and only take place as a final measure as the Company looks to maintain and not to interfere with the strong relationships channel partners have with end customers.

As noted above, the goods and services provided by the Company in such channel-partner assisted sales transactions includes the sale of products including VOIP telephones, software, proprietary switches and second line post contract support and maintenance.  Upon the request from the end customer or channel partner, the Company may provide advanced training and project management services.

The services provided by the channel partners in case of channel partner assisted sales are the same as if the sales were made through them.  There are no other services that the channel partners provide to the Company in connection with these sales transactions.  As noted above, the channel partner plays a significant role in providing additional services to the end customer to integrate the Company’s products in the end customer’s business environment.  This includes installation of the product, training and first line post contract support.

The significant contractual terms of these arrangements are:

•	the obligation of the Company to pay channel partners the gross margin (i.e. the difference between the sales price the channel partners negotiated with the end customer and the purchase price the channel partners would have paid the Company) on the transaction they would have otherwise received if they had sold the products directly to the end customer; and

•	the obligation of the channel partner to return this amount to the Company in the event that the Company does not collect from the end customer.

The compensation paid to channel partners for the above gross margin is recorded as contra revenue in the period of sale. This presentation mirrors the accounting that would have occurred had the channel partner been able to sell directly to the end customer.

We considered the provisions of ASC 605-45-45 in determining the accounting for channel partner assisted sales on a net basis.  While the Company serves as the primary obligor and maintains inventory risk, other factors taken into account which led the Company to determine that such transactions should be recorded on a net basis are as follows:

•	The Company has no discretion on selection of the channel partner as the Company cannot switch the underlying sales opportunity to another channel partner;

•	The Company does not have latitude in establishing the pricing of product purchased if the suggested pricing is within the standard pricing discounts the channel partner is authorized to receive for similar products purchased directly from the Company;

•	The channel partner determines the nature, type, characteristic, and specifications of the product or service ordered by the customer. Sale of the type of goods and services by the Company to the end customer is pre-negotiated by the channel partner with the end customer.

•	Integration, training and post contract support services are typically performed by the channel partner who contracts directly with the end customer for such services;

•	The amount earned by the Company is fixed and determined by the standard purchasing discounts the channel partner would otherwise be entitled to receive if they had purchased the products from the Company;

•	The Company shares credit risk with the channel partner in the event the Company does not collect from the end customer, as the compensation paid to the channel partner will be returned to the Company.

Given the infrequent and immaterial nature of such transactions, the Company will remove the related disclosure in future filings as follows:

Premise revenues:

The sale of IP telecommunication systems include hardware, primarily phones and voice switches, software components and may also include training, installation and post-contractual support for the products. The Company’s business strategy is centered on selling to enterprise customers through channel partners rather than directly. Channel partners include resellers as well as value-added distributors who in turn sell to the resellers. Sales to value added distributors allow the Company to leverage its existing distribution infrastructure and sales personnel. ~~In some instances, larger enterprise customers prefer to purchase directly from the Company. Many of these large account sales are channel partner-assisted and the Company compensates the channel partner in much the same way as if the channel partner had made the sale directly. The compensation to the channel partner is recorded as an offset to the revenues associated with the direct sale to the enterprise customer.~~

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely,

SHORETEL, INC.

By: Michael Healy
Chief Financial Officer